EXHIBIT 99.1

Internet Gold Announces Resignation of its Principal Finance Officer

Ramat-Gan, Israel, May 29, 2019 -- Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) (the “Company”), today announced that Mr. Itzik Tadmor resigned as the Company’s Principal Finance Officer (PFO) and will cease to serve in such capacity effective as of May 30, 2019.

The Company thanks Mr. Tadmor for his significant contribution to the Company during his tenure.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel.

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager
Yuval@igld.com / Tel: +972-3-924-0000